VF 5-8-02

02022442

STATES
HANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED APR 29 2002 WASH., D.C. 155 PROCESSING SECTION

SEC FILE NUMBER
8- 17986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/01 (MM/DD/YY) AND ENDING 2/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quick & Reilly, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Broadway
(No. and Street)

New York (City) NY (State) 10004-1798 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax (212) 747-6694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles E. Sax, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quick & Reilly, Inc., as of February 28, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANCINE PUGLIESE
Notary Public - State of New York
NO. 01PU5086693
Qualified In Richmond County
My Commission Expires 10/20/05

Charles E. Sax
Signature

CFO, VP & Treasurer
Title

Francine Pugliese
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quick & Reilly, Inc.

(An Indirect Wholly-Owned Subsidiary of
FleetBoston Financial Corporation)
Statement of Financial Condition
February 28, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Quick & Reilly, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Quick & Reilly, Inc. (the "Company") at February 28, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 25, 2002

Quick & Reilly, Inc.
(An Indirect Wholly-Owned Subsidiary of FleetBoston Financial Corporation)
Statement of Financial Condition
February 28, 2002

Assets	
Cash	$ 2,732,416
Receivable from affiliated clearing broker (Note 5)	55,478,020
Receivable from affiliates (Note 5)	504,710
Securities owned, at market value (Note 4)	75,431,062
Fixed assets, net of accumulated depreciation and amortization of $18,281,565 (Note 7)	15,635,210
Memberships in exchanges, at cost (market value $6,600,000)	400,000
Other assets	24,139,926
Total assets	$ 174,321,344
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold, but not yet purchased, at market value (Note 4)	$ 12,058,739
Payable to affiliate (Note 5)	853,733
Income taxes payable to Parent	27,987,868
Accrued expenses and other liabilities	31,893,316
Accrued compensation expense	13,849,015
	86,642,671
Commitments and contingencies (Note 11)	-
Subordinated liabilities (Note 6)	25,000,000
Stockholder's equity	62,678,673
Total liabilities and stockholder's equity	$ 174,321,344

The accompanying notes are an integral part of this financial statement.

1. Organization

Quick & Reilly, Inc. (the "Company") is a wholly-owned subsidiary of Quick & Reilly/Fleet Securities, Inc. (the "Parent"), which is a wholly-owned subsidiary of FleetBoston Financial Corporation ("FleetBoston").

The Company is a securities brokerage firm which is registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"). The Company's primary business is providing brokerage services for a nationwide, primarily retail customer base and the syndication and trading of municipal securities.

The Company's customer transactions are cleared through an affiliated clearing broker on a fully disclosed basis.

On March 6, 2001, the Parent contributed the business and related assets and liabilities of SureTrade, Inc., an affiliated broker-dealer, to the Company in a non-cash transaction. The assets and liabilities were transferred at their respective book values which approximated their fair values. Accordingly, this financial statement presents the financial condition assuming the companies were combined for the full year.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles in the United States of America ("GAAP").

Basis of presentation
To prepare financial statements in conformity with GAAP, management must estimate certain amounts that affect the reported assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair value
Substantially all of the Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value because of their short-term nature or frequent repricing. Fair value is estimated at a specific point in time, based on relevant market information.

Securities owned and securities sold, but not yet purchased
Securities owned and securities sold, but not yet purchased, are valued at market value on a trade date basis.

Fixed assets
Furniture and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the remaining term of the lease.

Income taxes
The Company is included in the consolidated Federal and certain combined state and local income tax returns of FleetBoston. For Federal income taxes, the Company is generally charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual

company basis. For certain state and local tax filings the Company is charged or credited with an amount equal to its share of the combined state and local liability or benefit.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

3. Merger with SureTrade, Inc.

As described in Note 1, SureTrade, Inc. was merged into the Company on March 6, 2001. Balances of SureTrade, Inc. as of February 28, 2001 are stated below:

Cash	$ 65,489
Receivable from affiliated broker dealer	16,945,452
Fixed assets	204,588
Receivable from affiliate	4,031,859
Other assets	56,143
Total assets	$ 21,303,531
Securities sold, but not yet purchased, at market value	$ 3,435
Accrued expenses and other liabilities	4,827,146
Subordinated liabilities	10,000,000
Stockholder's equity	6,472,950
Total liabilities and stockholder's equity	$ 21,303,531

4. Securities Owned and Securities Sold, but not yet Purchased

At February 28, 2002, securities owned and securities sold, but not yet purchased, consist of trading securities at market values, as follows:

	Securities owned	Securities sold, but not yet purchased
Municipal bonds	$ 71,374,387	$ 9,044,799
U.S. Government and agencies	3,606,420	2,760,998
Common stock	450,255	252,942
	$ 75,431,062	$ 12,058,739

5. Related Party Transactions

The Company introduces its customer transactions to an affiliated clearing broker for execution and clearance in accordance with the terms of a clearing agreement. In connection therewith, the Company guarantees the related customer transactions.

6. Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities at February 28, 2002 include subordinated loans totaling $25,000,000 payable to FleetBoston. The Company has an additional $50,000,000 of undrawn funds under a revolving cash subordination agreement with FleetBoston.

The borrowing for $15,000,000 bears interest at one month LIBOR plus 37.5 basis points per annum and matures on March 31, 2004. The borrowing for $10,000,000 bears interest at one month LIBOR plus 37.5 basis points per annum and matures on October 31, 2004.

These loans are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as regulatory capital in computing the Company's net capital under the SEC'S uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

7. Fixed Assets

A summary of furniture, equipment and leasehold improvements at February 28, 2002 is as follows:

Furniture and fixtures	$ 15,318,863
Leasehold improvements	14,858,306
Computer equipment	3,739,606
	33,916,775
Less accumulated depreciation and amortization	(18,281,565)
	$ 15,635,210

8. Income Taxes

At February 28, 2002, the Company had deferred tax assets of approximately $3,883,000. The primary temporary differences were caused by a difference between the tax basis and book basis for accrued expenses and depreciation and amortization. Deferred tax assets and other tax receivables are included in other assets on the Statement of Financial Condition.

There are no valuation allowances recorded against the deferred tax assets at February 28, 2002 since management believes that the realization of the deferred tax assets is more likely than not based on anticipated future taxable income to offset the tax benefit of deductible temporary differences.

9. Effects of September 11, 2001 Terrorist Attacks

As a result of the terrorist attacks of September 11, 2001, the Company's operations were temporarily disrupted and facilities near the World Trade Center were relocated. Facilities impacted by the attacks included the Company's client resource center, corporate offices and other operational sites. Temporary sites for the Company included a third party disaster recovery site and other FleetBoston facilities in New Jersey and New York.

FleetBoston has a property casualty insurance policy that covers the Parent and the Company and includes property damage, business interruption and out of pocket expenses incurred as a result of the disaster recovery efforts. FleetBoston has filed a claim on behalf of the Parent and the Company with its insurance carrier for losses related to property damage, lost revenues from business interruption and expenses to avert business interruption. The Parent and the Company believe these claims are covered under the insurance policy and are currently negotiating with the insurance carrier for reimbursement. As of February 28, 2002, the Company has not recorded any anticipated insurance recovery proceeds. Business interruption lost revenues will be recorded as the claims are settled and proceeds received. FleetBoston, the Parent and the Company will continue to negotiate these reimbursements with the insurance carrier and anticipate all claims will be settled during the remainder of 2002.

10. Employee Benefit Plans

During the year, the Company participated in defined contribution pension and profit sharing plans, covering all full-time employees who completed one year of service, under the US Clearing Retirement Trust (the "US Clearing Plans"). As of January 1, 2002, the Company's employees began participating in FleetBoston's cash balance pension plan, (the "FleetBoston Plan"), replacing the US Clearing Plans. The US Clearing pension plan provided for the Company to contribute an amount based on a percentage of compensation, as defined in the plan agreement. The US Clearing profit sharing plan provided for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or accumulated earned surplus, as determined by its Board of Directors. Upon discontinuation of the US Clearing Plans on December 31, 2001, all participants became 100% vested. The Fleet Boston Plan provides for the Company to contribute an amount based on a percentage of compensation, as defined in the plan agreement. The Company also has a contributory 401(k) plan covering all full-time employees.

During the year, the Company participated in the Parent's Employees Benefit Plan. As of January 1, 2002, the Company's employees began participating in FleetBoston's benefit plan (the "Benefit Plan"). The Benefit Plan provides health benefits to eligible employees and their families. The Benefit Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Certain employees of the Company participate in FleetBoston's stock award plans which provide for the issuance of FleetBoston's stock-related awards, such as stock options and restricted stock. FleetBoston applies accounting principles Board Opinion No. 25 and related Interpretations in accounting for its stock award plans and charges the Company on current basis for its share of the related compensation cost.

11. Commitments and Contingencies

The Company leases office space under noncancelable operating lease agreements which expire on various dates through 2008. These operating leases are subject to escalation based on increases in costs incurred by the lessor. At February 28, 2002, non-cancelable operating leases in excess of one year had the following minimum lease commitments:

Year ending last day of February	
2003	$ 8,261,000
2004	7,487,000
2005	6,657,000
2006	5,998,000
2007	5,218,000
Thereafter	12,530,000
	$ 46,151,000

In the ordinary course of its securities business, the Company has been named as a defendant in a number of legal actions. In the opinion of management, based on discussions with counsel, the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

12. Financial Instruments and Concentration of Credit Risk

In the normal course of business, the Company executes securities transactions on behalf of customers through its affiliated clearing broker. In connection with these activities, a customer's unsettled trades and extension of margin financing by its affiliate may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its affiliate seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading and margin financing activity.

Credit risk is the amount of accounting loss the Company would incur if a customer failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its affiliated clearing broker pursuant to a clearance agreement. The affiliated clearing broker reviews as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance by customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

The Company may be exposed to a risk of loss not reflected in the Statement of Financial Condition for securities sold, but not yet purchased, should the value of such securities rise.

13. Net Capital Requirements

As a registered broker-dealer and member firm of NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("the Rule") of the SEC. During the year, the Company elected to compute its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. The Rule prohibits the Company from withdrawing equity capital or paying cash dividends if its resulting net capital would be less than 5% of aggregate debit items or 120% of the minimum dollar requirement, whichever is greater. At February 28, 2002, the Company had net capital of $40,206,770 which exceeded minimum requirements of $250,000 by $39,956,770.

The Company does not carry customer accounts and is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.